Exhibit 99.2

Consolidated Financial Statements
(Expressed in thousands of United States (U.S.) dollars)
(Prepared in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP))

CARDIOME PHARMA CORP.

Periods ended June 30, 2012 and 2011
(Unaudited)

CARDIOME PHARMA CORP.
Consolidated Balance Sheets
(Unaudited)
(Expressed in thousands of U.S. dollars, except share amounts)
(Prepared in accordance with U.S. GAAP)

	June 30, 2012	December 31, 2011

Assets
Current assets:
Cash and cash equivalents	$60,676	$48,644
Accounts receivable	1,502	1,248
Prepaid expenses and other assets	391	628
	62,569	50,520

Property and equipment	1,743	1,967
Intangible assets	1,519	1,548
	$65,831	$54,035

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 4)	$2,383	$3,188
Current portion of deferred leasehold inducement	118	116
	2,501	3,304

Deferred leasehold inducement	386	445
Long-term debt (note 5)	50,000	25,000
	52,887	28,749

Stockholders’ equity:
Common stock	262,097	262,097
Authorized - unlimited number with no par value
Issued and outstanding – 61,129,091 (2011 – 61,129,091)
Additional paid-in capital	32,513	32,208
Deficit	(299,851)	(287,204)
Accumulated other comprehensive income	18,185	18,185
	12,944	25,286
	$65,831	$54,035

Related party transactions (note 8)

Contingencies (note 9)

Subsequent events (note 10)

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)
(Expressed in thousands of U.S. dollars, except share and per share amounts)
(Prepared in accordance with U.S. GAAP)

	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Revenue:
Licensing and other fees	$170	$153	$319	$281
Research collaborative fees	39	290	323	549
	209	443	642	830
Expenses:
Research and development	2,417	4,073	5,962	7,879
General and administration	2,210	3,466	4,949	6,690
Amortization	235	280	473	554
	4,862	7,819	11,384	15,123
Operating loss	(4,653)	(7,376)	(10,742)	(14,293)

Other expenses (income):
Interest expense	1,144	552	2,229	1,099
Other income	(154)	(211)	(308)	(392)
Foreign exchange loss (gain)	34	6	(16)	(131)
	1,024	347	1,905	576
Net loss and comprehensive loss for the period	$(5,677)	$(7,723)	$(12,647)	$(14,869)
Basic and diluted loss per common share(1)	$(0.09)	$(0.13)	$(0.21)	$(0.24)
Weighted average common shares outstanding	61,129,091	61,129,091	61,129,091	61,122,463

(1) Basic and diluted loss per common share based on the weighted average number of common shares outstanding during the period.

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Consolidated Statements of Stockholders’ Equity
For the six months ended June 30, 2012 and 2011
(Unaudited)
(Expressed in thousands of U.S. dollars)
(Prepared in accordance with U.S. GAAP)

For the six months ended June 30, 2012	Common stock	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2011	$262,097	$32,208	$(287,204)	$18,185	$25,286
Net loss	-	-	(12,647)	-	(12,647)
Stock-based compensation expense recognized	-	305	-	-	305
Balance at June 30, 2012	$262,097	$32,513	$(299,851)	$18,185	$12,944

For the six months ended June 30, 2011	Common stock	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2010	$261,554	$30,462	$(259,284)	$18,185	$50,917
Net loss	-	-	(14,869)	-	(14,869)
Common stock issued upon exercise of options	358	-	-	-	358
Reallocation of additional paid-in capital arising from stock-based compensation related to exercise of options	185	(185)	-	-	-
Stock-based compensation expense recognized	-	1,021	-	-	1,021
Balance at June 30, 2011	$262,097	$31,298	$(274,153)	$18,185	$37,427

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in thousands of U.S. dollars)
(Prepared in accordance with U.S. GAAP)

	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Cash flows from operating activities:
Net loss for the period	$(5,677)	$(7,723)	$(12,647)	$(14,869)
Items not affecting cash:
Amortization	235	280	473	554
Stock-based compensation	175	453	305	1,021
Deferred leasehold inducement	(30)	(20)	(57)	(71)
Unrealized foreign exchange loss (gain)	8	9	(39)	(101)
Other	(26)	-	5	-
Changes in operating assets and liabilities:
Accounts receivable	116	(348)	(258)	(514)
Prepaid expenses and other assets	411	358	237	469
Accounts payable and accrued liabilities	(15)	(1,033)	(809)	(1,789)
Net cash used in operating activities	(4,803)	(8,024)	(12,790)	(15,300)

Cash flows from investing activities:
Purchase of property and equipment	-	(418)	(90)	(533)
Purchase of intangible assets	(26)	(69)	(135)	(252)
Net cash used in investing activities	(26)	(487)	(225)	(785)

Cash flows from financing activities:
Issuance of common stock upon exercise of stock options	-	-	-	358
Proceeds from draws of long-term debt	-	-	25,000	-
Net cash provided by financing activities	-	-	25,000	358

Effect of foreign exchange rate changes on cash and cash equivalents	(16)	20	47	155
Increase (decrease) in cash and cash equivalents during the period	(4,845)	(8,491)	12,032	(15,572)
Cash and cash equivalents, beginning of period	65,521	69,807	48,644	76,888
Cash and cash equivalents, end of period	$60,676	$61,316	$60,676	$61,316

Supplemental cash flow information:
Interest paid	$1,147	$556	$2,237	$1,110
Interest received	3	4	7	11

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three and six months ended June 30, 2012 and 2011

1.Basis of presentation:

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP) and are presented in U.S. dollars. They include all adjustments consisting solely of normal, reoccurring adjustments necessary for fair presentation of the periods presented. These unaudited interim consolidated financial statements do not include all note disclosures required by U.S. GAAP on an annual basis, and therefore should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2011 filed with the appropriate securities commissions. The results of operations for the three and six month periods ended June 30, 2012 and 2011 are not necessarily indicative of the results for the full year.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators, licensing fees and draws from a credit facility available under the Company’s collaborative agreement. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time.

2.Changes in significant accounting policies:

a)  Fair Value Measurements:

On January 1, 2012, the Company prospectively adopted amendments issued by the Financial Accounting Standards Board (FASB) to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (IFRS). These amendments provide clarification and/or additional requirements relating to the following: a) application of the highest and best use and valuation premise concepts, b) measurement of the fair value of instruments classified in an entity’s shareholders’ equity, c) measurement of the fair value of financial instruments that are managed within a portfolio, d) application of premiums and discounts in a fair value measurement, and e) disclosures about fair value measurements. The adoption of the amendments did not have a material impact on the Company’s financial position, results of operations or cash flows for the periods presented.

 (b)  Comprehensive Income:

On January 1, 2012, the Company prospectively adopted amendments issued by the FASB on the presentation of comprehensive income. The amendments give an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The adoption of the amendments did not have a material impact on the presentation of the Company’s results of operations for the periods presented.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three and six months ended June 30, 2012 and 2011

3.Financial instruments:

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt. The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate carrying values because of their short-term nature.

As of June 30, 2012, the carrying value of the Company’s long-term debt approximates its fair value based on current market borrowing rates. The long-term debt is classified as Level 2 in the fair value hierarchy.

4.Accounts payable and accrued liabilities:

Accounts payable and accrued liabilities comprise:

	June 30,	December,
	2012	2011

Trade accounts payable	$939	$743
Accrued contract research	458	1,066
Employee-related accruals	455	746
Other accrued liabilities (1)	531	633

	$2,383	$3,188

(1)	Included in other accrued liabilities at June 30, 2012 is an amount of $469 (December 31, 2011 - $59) owing to a related party (note 8).

5.Long term debt:

Pursuant to a collaboration and license agreement with Merck & Co., Inc. (Merck), Merck has granted the Company an interest-bearing credit facility of up to $100 million, secured by a first priority interest to the Company’s patents and all associated proceeds. This credit facility can be accessed in amounts of up to $25 million annually, subject to certain minimums, from January 1, 2010 to December 31, 2013, with each advance to be fully repaid on December 31st, six years after the year in which the Company provides Merck written notice to extend the credit under the credit facility. Interest accrues at LIBOR, which resets annually, plus 8% per annum and is payable at the end of each calendar quarter. This credit facility has not been impacted by Merck’s decision to discontinue further development of vernakalant (oral).

The Company borrowed $25 million under this facility during the six months ended June 30, 2012 and $25 million during the year ended December 31, 2010. The Company may at its option, repay all or a portion of the advances from time to time prior to the maturity date without premium or penalty. These advances must be repaid in full by December 31, 2017 and December 31, 2016, respectively.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three and six months ended June 30, 2012 and 2011

6.Collaborative agreements:

Pursuant to a collaboration and license agreement with Merck & Co., Inc., the Company granted Merck exclusive global rights to vernakalant (oral).

On March 19, 2012, the Company announced Merck’s decision to discontinue further development of vernakalant (oral).

7.Workforce reduction:

On March 19, 2012, the Company reduced its workforce in response to Merck’s decision to discontinue further development of vernakalant (oral) and the Company’s plans to reduce its annual operating expenses. The Company expects to record total employee termination benefit charges of $1,073 related to employee severance packages and outplacement support. For the six months ended June 30, 2012, the Company has incurred employee termination charges of $969, which is included in the Company’s consolidated statements of operations and comprehensive loss. Of this charge, $779 is included in research and development and $190 is included in general and administration expenses depending on the functions associated with the terminated employees.  As at June 30, 2012, $742 in cash payments have been made and $221 related to employee termination benefits is included in accounts payable and accrued liabilities.  The Company expects all payments for employee termination benefits to be made by the end of the third quarter of fiscal 2012.

8.Related party transactions:

The Company has incurred expenses for services provided by a law firm in which an officer of the Company is a partner. The amounts charged are recorded at their exchange amounts and are subject to normal trade terms. For the six months ended June 30, 2012, the Company has incurred legal fees of $489 (June 30, 2011 - $552) for services provided by the law firm relating to general corporate matters. Included in accounts payable and accrued liabilities at June 30, 2012 is an amount of $469 (December 31, 2011 - $59) owing to the legal firm.

9.Contingencies:

(a)
The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

(b)	The Company entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three and six months ended June 30, 2012 and 2011

9.Contingencies (continued):

agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

(c)
The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These indemnification provisions generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

(d)	The Company is party to a proceeding related to its use of certain intellectual property, however, management believes that the possibility of a material loss arising from this matter is not likely.

10.Subsequent events:

On July 3, 2012, the Company announced that CEO Doug Janzen has left the Company. Dr. William Hunter, a member of the Company’s board of directors, has been appointed interim CEO.

On July 9, 2012, the Company announced a further reduction of its workforce in response to Merck’s decision to discontinue further development of vernakalant (oral). The workforce reduction eliminates all positions focused on internal research activities along with certain supporting functions. The reduction in workforce will decrease the total number of employees by approximately 85%.